Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN **ORIENTAL INTERNATIONAL** LIMITED
Securities and **Exchange Commission File No.**82-2955

19th December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information a copy of a press release issued on 19th December 2003 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dlw 1/14

news release

Mandarin Oriental Int[...]
Jardine House, 33-35 Reid S[...]
Hamilton HM EX, Bermuda

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

MANDARIN ORIENTAL
THE HOTEL GROUP

To: Business Editor

For immediate release

MANDARIN ORIENTAL ACQUIRES A CONTROLLING INTEREST IN MANDARIN ORIENTAL HOTEL DU RHÔNE, GENEVA AS PART OF A RESTRUCTURING OF ITS INTERESTS WITH MACRO

19th December 2003 – Mandarin Oriental International Limited announced today that the Group had entered into an agreement with Macro Capital Limited ("Macro") to purchase a further 46.3% of Mandarin Oriental Hotel du Rhône, Geneva and restructure certain other interests.

Mandarin Oriental Hotel du Rhône, Geneva is one of the finest hotels in Switzerland with 392 luxurious rooms and suites, as well as the Michelin-starred restaurant, *Le Neptune*. Following the increase in its interest, Mandarin Oriental's holding in the Geneva hotel will be 92.6% and, in future, it will be accounted for as a subsidiary in the Group's accounts. The consideration for the purchase is CHF32.6 million (US$26.1 million).

As part of the arrangements, Mandarin Oriental will also purchase from Macro the remaining 1.3% interest in The Mark, New York that it does not already own for a consideration of US$0.3 million. In addition, the Group has agreed to sell to Macro its 12.6% interest in Turnberry Isle, Florida for US$12.9 million in conjunction with the expiry of the Group's current management contract at the end of 2003. The consideration in respect of all three transactions is payable in cash and full completion is expected before the end of December 2003.

Edouard Ettedgui, Group Chief Executive of Mandarin Oriental, commented that, "The Geneva hotel is a unique asset which has historical significance and a tremendous following from around the world. We are proud to welcome this hotel into the portfolio of subsidiary hotels. The agreement with Macro also affords the Group the opportunity to refine its portfolio in Florida and New York."

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Under the Group's accounting policies, the earnings before interest and tax for Mandarin Oriental Hotel du Rhône for the year ended 31st December 2002 were US$5.5 million, and the hotel's net assets were US$55.1 million as at 31st December 2002.

The Group's 12.6% investment in Turnberry Isle, Florida at 31st December 2002 was carried at fair market value of US$11.3 million. The Group's attributable interest made no contribution to Group profit in the year ended 31st December 2002.

Mandarin Oriental is the award-winning owner and operator of some of the world's most prestigious hotels and resorts. In total, the Group operates 19 luxury hotels in key business and leisure destinations, with four additional hotels under development in Washington D.C. (opening spring 2004), Hong Kong (opening 2005) as well as Tokyo and Boston (opening 2006). Mandarin Oriental now operates some 7,000 rooms in eleven countries with nine hotels in Asia, seven in The Americas and three in Europe. Mandarin Oriental International Limited is a publicly listed company and is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
Edouard Ettedgui / Stuart Dickie (852) 2895 9288
Jill Kluge / Chantal Hooper (44) 207 529 9600 / (852) 2895 9160
e-mail: jillk@mohg.com / chantalh@mohg.com

Golin/Harris Forrest
Debbie Chu (852) 2501 7916

This and other Group announcements can be accessed through the Internet at 'www.mandarinoriental.com'.